EXHIBIT 4.43

CONTAINER PURCHASE AGREEMENT

This CONTAINER PURCHASE AGREEMENT, dated December 20, 2012 (this “Agreement”) is made between Textainer Group Holdings Limited, an exempted company with limited liability incorporated and existing under the laws of Bermuda (together with its successors and permitted assigns, “TGH”), and TAP Funding Ltd., an exempted company with limited liability incorporated and existing under the laws of Bermuda (together with its successors and permitted assigns, “Buyer”).

RECITALS

WHEREAS, TGH’s wholly-owned direct subsidiary, Textainer Equipment Management Limited, an exempted company with limited liability continued and existing under the laws of Bermuda (“TEML”), is party to an Equipment Management Services Agreement (the “Management Agreement”) between TAP Ltd., an exempted company with limited liability incorporated and existing under the laws of Bermuda (“TAP”), as owner, and TEML, as manager (“Manager”), dated June 30, 2011, and the Management Agreement was assigned by TAP to Buyer on April 30, 2012 pursuant to a Contribution and Sale Agreement between Buyer and TAP;

WHEREAS, TGH entered into a Container Purchase Agreement dated June 30, 2011 with TCG Fund I, L.P. (“TCG”) and such Container Purchase Agreement was amended on May 1, 2012 (the “TCG CPA”);

WHEREAS, effective upon Textainer Limited’s purchase of 50.1% of the shares of Buyer, TGH and TCG wish to terminate the TCG CPA and have this Agreement become effective;

WHEREAS, TGH and Buyer have further discussed TGH’s and its Affiliates’ purchase of marine cargo containers (each, a “Container”) and the possible reservation of a portion of such Containers for purchase by Buyer and, upon such purchase by Buyer, the management of such Containers by Manager under the Management Agreement;

NOW, THEREFORE, the parties hereto agree as follows:

AGREEMENT

1. Definitions. The following terms shall have the following meanings:

“Affiliate” means, with respect to any Person, another Person that directly or indirectly through one or more intermediaries, Controls or is Controlled by or is under common Control with the Person specified.

“Aggregate Container Order” means, for each Purchase Period, the aggregate of the manufacturers’ invoice prices for all new Container production ordered during such period of time by TGH and its Affiliates for purchase by TGH, any Affiliate of TGH or any third party Container owner on whose behalf TGH or any Affiliate of TGH manages containers.

“Authorized Transfer” means the acquisition of any equity interest in Buyer by any person or entity (an “Acquiror”); provided that (i) such acquisition is permitted by and in accordance with the Members’ Agreement entered into by the members of Buyer on the date hereof (as such agreement may be amended by the parties), and (ii) following such acquisition, an Affiliate of TGH maintains an ownership interest in the majority of the Buyer’s outstanding equity.

“Code” means the Internal Revenue Code of 1986, as amended, or any successor statute, Treasury Regulations promulgated thereunder or any implementations thereof.

“Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a Person, whether through the ability to exercise voting power, by contract or otherwise. “Controlled by” has the correlative meaning.

“Purchase Period” shall mean, for purposes of this Agreement, each one year period during the Term, beginning and including November 1 of one calendar year through and including October 31 of the next succeeding calendar year.

“Purchase Price” shall have the meaning set forth in Section 4.

“Reservation Expiry Date” shall mean the earliest to occur of (i) the date on which a transfer of ownership in the Buyer that is not considered an Authorized Transfer occurs, and (ii) the end date of the Term occurs.

“Reserved Container” shall mean all Containers set aside or reserved by an Acquirer (as defined in Section 3(a)) pursuant to Section 2(a) for purchase by Buyer.

“Term” shall mean the period beginning on the date hereof and ending December 1, 2018 (as such latter date may be extended or shortened pursuant to the terms of this Agreement).

2. Commitment to Set Aside or Reserve and Purchase. (a) Subject to Section 2(b), until the Reservation Expiry Date, TGH agrees to set aside or reserve (or cause its Affiliates to set aside or reserve), for purchase by Buyer, during each Purchase Period, Containers in an amount equal to five percent (5%) of the Aggregate Container Order during such Purchase Period, determined on the basis of the applicable manufacturer’s invoice price for each Container (such amount of Containers, the “Reservation”). This Agreement shall terminate, and there shall be no further obligation to reserve Containers for purchase by the Buyer, when Containers with manufacturers’ invoice prices in an aggregate amount of at least the amount set forth on Schedule A have been included in all Reservations during the Term of this Agreement. With respect to each Purchase Period, TGH shall use good faith efforts to offer Buyer a consistent 5% percent of the Aggregate Container Order for such Purchase Period.

(b) TGH has no obligation to sell any Container to Buyer under this Agreement to the extent that TGH determines, in its absolute discretion, that a sale of Containers would adversely affect its status as a foreign operation which is not a passive foreign investment company within the meaning of Section 1297 of the Code.

(c) No reservation of Containers for purchase by Buyer shall constitute a contractual obligation of the Buyer to purchase such Reserved Containers unless and until Buyer executes and delivers to TGH a written notice of its agreement to purchase the Reserved Containers described in any Reservation Notice. If the Buyer delivers such a written notice of agreement, then the Buyer shall be contractually obligated to purchase in accordance with the terms of this Agreement the Reserved Containers set forth in the related Reservation Notice.

(d) If Buyer (i) declines to purchase the Reserved Containers set forth in a Reservation Notice, or (ii) does not respond to a Reservation Notice within 30 days after receipt by Buyer of such Reservation Notice, and the cause of either occurrence described in the foregoing clause (i) or (ii) is the inability of a non-TGH Affiliated shareholder of Buyer to fund its portion of the Containers included in the Reservation Notice, then TGH shall not be required to offer to Buyer any additional Reserved Containers for a six month period commencing from the date of the applicable Reservation Notice. If the event noted in the preceding sentence occurs twice during the Term, upon the second occurrence TGH may elect to terminate the Agreement and end the Term with immediate effect and without any further liability to make Reservations for Buyer under Section 2.

3. Mechanics of Reservation and Purchase. (a) TGH or its acquiring Affiliate, if applicable (such acquirer being the “Acquirer”), shall notify Buyer, Manager and TAP of each reservation of Containers pursuant to Section 2(a) as soon as practical after the Reserved Containers have been ordered (“Reservation Notice”). Each Reservation Notice shall include, but not be limited to, the following information: Container type, estimated quantities, estimated prices, estimated delivery and inspection costs, expected manufacturing locations, expected delivery dates, estimated Acquisition Fee (as defined in Section 4) and estimated Purchase Price of the Reserved Containers.

(b) Within 30 days after receipt of each Reservation Notice (each, a “Decision Period”), Buyer shall notify Acquirer and Manager in writing of Buyer’s acceptance of all or a portion of such Reserved Containers. Any failure by Buyer to respond to a Reservation Notice within the related Decision Period shall constitute an acceptance by Buyer of the opportunity to purchase the Reserved Containers set forth in such Reservation Notice.

(c) Manager shall notify Buyer and Acquirer of the date on which each Reserved Container is accepted by Manager and thereby becomes as an “Owner Container” under and as defined in the Management Agreement (such date being the “Acceptance Date” for such Reserved Container); each Reserved Container shall become a “Purchased Container” on its Acceptance Date.

(d) The Acquirer shall notify Buyer of the date on which payment is due to the applicable manufacturer or to the Acquirer for each Purchased Container (each, a “Payment Date”). The Payment Date for each Purchased Container is anticipated to be at least fifteen (15) days after the applicable Acceptance Date (pursuant to payment terms to be negotiated with each manufacturer).

(e) Not later than three (3) Business Days prior to the Payment Date for each Purchased Container, Buyer shall pay the Purchase Price therefor to Manager.

(f) Each purchase of Purchased Containers shall be on the same terms at which such purchases are made by the Acquirer, and the Purchase Price payable by Buyer for the Purchased Containers shall be without any mark-up, increase or modification.

4. Management Agreement; Acquisition Fee. All Containers purchased in connection with this Agreement will be subject to the Management Agreement. The acquisition fee payable pursuant to in Section 3.4 of the Management Agreement (the “Acquisition Fee”) shall equal the product (the “Purchase Price”) of (i) the sum of (A) the applicable manufacturer’s invoice price for each Purchased Container plus (B) any related inspection and delivery costs for such Purchased Container multiplied by (ii) the percentage set forth on Schedule A.

5. NO WARRANTIES. NEITHER TGH NOR ANY AFFILIATE THEREOF MAKES ANY WARRANTY OF ANY KIND IN RELATION TO THE CONTAINERS BY VIRTUE OF THIS AGREEMENT, AND ALL CONDITIONS AND WARRANTIES IN RELATION THERETO, WHETHER EXPRESSED OR IMPLIED, WHETHER STATUTORY, COLLATERAL HERETO OR OTHERWISE, WHETHER IN RELATION TO THE FITNESS OF THE CONTAINERS FOR ANY PARTICULAR PURPOSE, OR IN COMPLIANCE WITH ANY CONVENTION, STATUTE, REGULATION, ORDER OR OTHER PROVISION OF LAW OR STANDARD, OR WHETHER IN RELATION TO MERCHANTABILITY OR AS TO DESCRIPTION, STATE, QUALITY OR CONDITION OF THE CONTAINERS OR ANY ITEM THEREOF AT DELIVERY OR AT ANY OTHER TIME, ARE HEREBY EXCLUDED AND EXTINGUISHED.

6. Miscellaneous. (a) Severability. If any term or provision of this Agreement or the performance thereof shall to any extent be or become invalid or unenforceable, such invalidity or unenforceability shall not affect or render invalid or unenforceable any other provision of this Agreement and this Agreement shall continue to be valid and enforceable to the fullest extent permitted by applicable law.

(b) Entire Agreement. This Agreement, including the Exhibits and Schedules hereto, set forth the entire agreement and understanding of the parties hereto with respect to the subject matter contained herein, and supersede all prior or contemporaneous agreements, promises, covenants, arrangements, communications, representations or warranties, whether oral or written or express or implied, by any party or any officer, employee or representative of any party hereto.

(c) Waiver and Amendment. No amendment to, or modification of, any of the provisions of this Agreement shall be effective unless made in a written instrument signed by TGH and Buyer (or in the case of any waiver hereunder, signed by the party granting such waiver). No waiver of compliance with any term or condition of this Agreement shall be construed as a waiver of any subsequent breach or waiver of the same term or condition, or of any other term or condition of this Agreement.

(d) Signatures; Counterparts. Any signature to this Agreement may be provided via facsimile or by electronic means and shall in either case be equally effective as the delivery of an originally executed counterpart. This Agreement may be signed in two or more counterparts each of which shall constitute an original instrument, but all of which together shall constitute but one and the same instrument.

(e) Governing Law. This Agreement shall be construed in accordance with and governed by the laws of the State of California, without regard to principles of conflicts of laws that would result in the application of the laws of any other jurisdiction. This Agreement and the transactions hereunder shall not be governed by the United Nations Convention on Contracts for the International Sale of Goods, the application of which is hereby expressly excluded.

(f) No Partnership. Nothing in the Agreement shall be deemed for U.S. tax or other purposes to constitute a partnership, joint venture or other entity between Buyer (or any Affiliate or shareholder of Buyer) and TGH (or any Affiliate) or among other owners of Containers in Manager’s fleet, and/or Manager. Under no circumstances may this Agreement be interpreted to provide for a sharing of benefits between Buyer (or any Affiliate or shareholder of Buyer) and TGH (or any Affiliate), or among the owners of other Containers managed by Manager.

(g) Independent Agent. The parties hereto agree that any reservation made by TGH or any other Acquirer, and any corresponding arrangement for purchase by or on behalf of Buyer, is made by such Acquirer as an independent broker or independent commission agent and no other agency relationship is created or implied.

(h) Assignment. Neither Buyer nor TGH shall assign its rights and/or obligations under this Agreement without the prior written consent of the other party.

(i) Termination of TCG CPA. The TCG CPA shall be terminated immediately upon execution and delivery of this Agreement by the parties hereto.

[Signatures to Follow]

IN WITNESS WHEREOF, Buyer and TGH have executed this Container Purchase Agreement as of the date first above written.

TAP FUNDING, LTD.

By:	/s/ Milton J. Anderson
	Name:	Milton J. Anderson
	Title:	Chief Executive Officer and Director

By:	/s/ Adam T. DiMartino
	Name:	Adam T. DiMartino
	Title:	Senior Vice President and Director

TEXTAINER GROUP HOLDINGS LIMITED

By	/s/ Christopher C. Morris
	Name:	Christopher C. Morris
	Title:	Vice President

IN WITNESS WHEREOF, TCG has executed this Container Purchase Agreement as of the date first above written, solely for purposes of Section 6(i).

TCG FUND I, L.P.

TCG Fund I GP, LLC, Managing Member

By:	/s/ Milton J. Anderson
	Name:	Milton J. Anderson
	Title:	Managing Member

By:	/s/ Adam T. DiMartino
	Name:	Adam T. DiMartino
	Title:	Managing Member